 3:

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
	2001	2000	1999	1998	1997

Net income for the period	87,859	151,221	230,048	25,099	185,799
Add: Provision for income taxes	58,362	83,520	129,355	45,937	143,922
Add: Minority interest	18,750	(182)	11,526	-	-
Fixed charges	175,457	142,613	159,072	167,613	137,760
Less: Capitalized interest	(3,249)	(1,746)	(5,226)	(1,766)	(3,434)
Income before taxes on income and fixed charges	337,179	375,426	524,775	236,883	464,047

Fixed Charges:
Interest	143,718	115,261	128,035	147,771	118,514
Capitalized interest	3,249	1,746	5,226	1,766	3,434
Rentals at computed interest factor (1)	25,343	22,052	21,398	15,598	11,341
Amortization of debt discount expense	3,147	3,554	4,413	2,478	4,471
Total fixed charges	175,457	142,613	159,072	167,613	137,760

Ratio of earnings to fixed charges	1.92	2.63	3.30	1.41	3.37

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.